FEDERATED INDEX TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 6, 2016

Betselot Zeleke

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:       FEDERATED INDEX TRUST (the “Registrant”)

Federated Mid-Cap Index Fund (the “Fund”)

Class R6 Shares

1933 Act File No. 33-33852

1940 Act File No. 811-6061

Dear Mr. Zeleke:

The Registrant is filing this correspondence to respond to your comments provided on September 30, 2016 on its Rule 485(a) Post-Effective Amendment No. 54 and Amendment No. 56, with respect to the Fund, submitted on August 15, 2016.

Comment 1. Fee Table – Please confirm that the Example Table only reflects waivers for a one year period.

Response: With respect to the Example Table, the Fund does not take waivers into account when calculating any of the numbers. All calculations are based on gross expenses.

Comment 2. In the Prospectus, under “What are the Main Risks of Investing in the Fund?”, please consider adding Cyber Risk Factors to Technology Risk.

Response: The Registrant respectfully acknowledges the Staff’s comment, but believes the disclosure on “Cybersecurity Risk” in the Fund’s SAI is appropriate. In the Registrant’s view, “Technology Risk” is a principal investment risk because it can impact Fund performance and, therefore, investor returns. The “Technology Risk” disclosure in the prospectus already specifically references “data imprecision, software or other technology malfunctions, programming inaccuracies and similar circumstances.” Further, in the Registrant’s view, this language sufficiently covers the most likely effects of a cyber event that could affect fund performance and, therefore, investor returns. The Registrant acknowledges that another primary concern relating to a cyber event is the loss of shareholder data, which, while impacting shareholders, would not impact Fund performance (particularly given the fact that the Fund’s service providers, and not the Fund, maintain shareholder data). In the Registrant’s view, like other SAI disclosure, the “Cybersecurity Risk” disclosure that appears in the Fund’s SAI provides more detailed disclosure of a risk of using technology and the internet.

Comment 3. Regarding the Fund’s Concentration Policy, please track the language per Item 16(c)(1)(iv) of Form N-1A, that the Fund is concentrating investments in a particular industry “or group of industries.”

Response: The Registrant acknowledges that Item 16(c)(1)(iv) of Form N-1A language specifies the language “a particular industry or group of industries.” However, the Registrant respectfully notes that the Fund’s concentration policy is a fundamental policy and cannot be changed without shareholder approval. While the Fund’s disclosure does not exactly track the language of Item 16(c)(1)(iv), it matches the fundamental policy as adopted by the Fund’s Board, the Fund’s policy does not reserve the right to concentrate, and the Fund, in practice, does not distinguish between an industry or group of industries. The Fund currently has no future plans to concentrate in any particular industry or group of industries.

Comment 4. Form N-1A Item 8 requirement was not disclosed in the Prospectus. Please tell us why this item was omitted, otherwise, please add the disclosure.

Response: Item 8 of Form N-1A allows a fund to modify the statement or omit the statement if neither the Fund nor any of its companies pay financial intermediaries for the sale of Fund shares and related services. The Registrant confirms that neither the Fund nor any of its companies pay financial intermediaries for the sale of Fund shares and related services and has therefore omitted the statement.

Comment 5. It was noted that throughout the documents, there are “To Be Filed By Amendment” references, please be sure to remove these references and provide the updated information for these sections.

Response: The Registrant will respond as requested.

Comment 6. Please respond to the Commission’s comments in writing via Correspondence filing and include the Tandy Representation. Where a comment asks for revised disclosure, or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (412) 288-1165.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal